July 6, 2006

Mail Stop 4561

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

Re: Holobeam, Inc.
        Form 10-K for the year ended September 30, 2005
        Form 10-Q for the quarter ended December 31, 2005
        File No. 0-03385

Dear Mr. Cook:

        We have reviewed your response letter dated June 27, 2006 and have the following additional comments. These comments require amendment to the referenced filing previously filed with the Commission**.** In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended September 30, 2005

Financial Statements

Independent Accountant's Report, page 26

1. We have read your response to prior comment 1. Please note that your accountant's report is not in compliance with Rule 2-02 of Regulation S-X.

Note 2 – Income Taxes, page 35

2.   We have read your response to prior comment 2. It appears that the under accrual of 2005 income taxes results in a material misstatement of 2005 net income far in excess of 5%. In light of this materiality threshold, we do not understand why you believe a correction of the error is not required. Please advise us further or tell us when you intend to amend your Form 10-K for the year ended September 30, 2005 and what consideration you gave to the filing of an Item 4.02 Form 8-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief